
07005442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2007 153 WASH. D.C. SECTION

SEC FILE NUMBER
8-26731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RESRV PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 BROADWAY - 32ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK FARRELL (212) 401-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY - 6TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK FARRELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESRV PARTNERS, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WANDA C. ARTIS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01AR6079729
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES SEPT. 3, 20 10

Wanda C. Artis
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Reconciliation between audited and unaudited computation of Net Capital under Part IIA Filing

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]



MAR 0 2 2007
153

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [✓] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER RESRV PARTNERS, INC [13]	SEC FILE NO. 8 26731 [14]
	FIRM I.D. NO. 010273 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 1250 BROADWAY 32ND FLOOR [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/06 [24]
NEW YORK [21] (City) NY [22] (State) 10001 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code) — Telephone No.
PATRICK FARRELL [30]	(212) 401 550 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of February 2007
Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RESERV PARTNERS, INC.

December 31, 2006

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Resrv Partners, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Resrv Partners, Inc. as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resrv Partners, Inc. as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 21, 2007



FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RESRV PARTNERS, INC | N3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-26731 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 11,153,514	200			$ 11,153,514	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities	164,423	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			164,423	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	135,703	670	135,703	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 11,317,937	540	$ 135,703	740	$ 11,453,640	940

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RESRV PARTNERS, INC. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	9,903,258 [1114]	[1315]	9,903,258 [1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 9,903,258 [1230]	$ [1450]	$ 9,903,258 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,305,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		245,382 [1794]
E. Total		1,550,382 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 1,550,382 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 11,453,640 [1810]

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

RESRV PARTNERS, INC.
STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2006

REVENUE		
Fees		93,397,425
Dividends Received		364,220
	TOTAL	93,761,645
EXPENSE		
Employee Compensation and Related Costs		780,000
Distribution Assistance		92,887,288
State and Local Taxes		1,000
General Expenses		37,790
	TOTAL	93,706,078
INCOME BEFORE FEDERAL INCOME TAX		55,567
Deduct: Provision for Federal Income Tax (2)		-
NET INCOME		55,567

SEE NOTES TO FINANCIAL STATEMENTS

RESRV PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE January 1, 2006	175,000	189,815	364,815
Add:			
Paid in Capital	1,130,000		1,130,000
Net Income for the Year		55,567	55,567
Deduct:			
BALANCE at December 31, 2006	1,305,000	245,382	1,550,382

SEE NOTES TO FINANCIAL STATEMENTS

RESRV PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating Activities:		
Net Income		55,567
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Increases in Amounts Payable to Brokers or Dealers	8,379,174	
Decrease in Receivables from Non-Customers and Customers	40,009	8,419,183
Net Cash Provided by Operating Activities		8,474,750
Cash Flows from Investing Activities:		
Increase in Securities Owned		(6,800)
Cash Flows from Financing Activities:		
Paid in Capital		1,130,000
Net Increase in Cash and Cash Equivalents		9,597,950
Cash and Cash Equivalents at Beginning of Year		1,555,564
Cash and Cash Equivalents at End of Year		11,153,514
Supplemental Disclosure of Cash Flows		
Income Taxes Paid		1,000

SEE NOTES TO FINANCIAL STATEMENTS

RESRV PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

(1) Summary of Significant Accounting Policies:
Securities owned are valued at market

The corporation was incorporated in New York State on August 26, 1981 and became registered as a broker-dealer on October 19, 1981.

(2) The corporation and its shareholders have elected effective January 1, 2002 to be treated as a Subchapter S Corporation under applicable Federal and New York State law. Accordingly, no provision has been made for Federal and NY State Corporation taxes.

(3) Net Capital Requirements:
The corporation is subject to the Uniform Net Capital Rule (Rule 15C3-1) of the Securities Act of 1934, which requires the corporation to maintain a ratio of aggregate indebtedness to net capital as defined not exceed 15 to 1. At December 31, 2006 Resrv Partners, Inc. Net Capital was $1,888,320 whereas the required Net Capital was $660,217. The ratio of Aggregate Indebtedness to net Capital was 833% compared to a maximum amount allowable of 1500%.

(4) Nature of Operations:
Resrv Partners, Inc. is a distributor of the Reserve/Hallmark Family of Funds portfolios. The corporation is a "Principal Underwriter" for the fund within the meaning of the investment company act of 1940.

(5) Use of Estimates in the preparation of financial statements:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(6) The corporation maintains cash in bank accounts which at times may exceed federally insured limits.

(7) The corporation is exempt under Rule 17a(5)(d)(4) the computation of Net Capital and aggregate indebtedness as of December 31, 2005 shows no material differences from corresponding unaudited statements filed by Resrv Partners, Inc. as of December 31, 2006.

(8) The corporation is exempt under Rule 15C3-3. We have ascertained that the condition of this exemption was being complied with as of December 31, 2006 and that no facts came to our attention to indicated that the exemption had not been complied with during this period.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RESRV PARTNERS, INC. as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 1,550,382	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			1,550,382	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,550,382	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 135,703	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot *commodities* – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(135,703)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 1,414,679	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18] 226,359	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(226,359)	3740
10. Net Capital			$ 1,188,320	3750

[30]

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RESRV PARTNERS, INC. as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Item		Amount	Code
11.	Minimum net capital required ($6\frac{2}{3}$% of line 19)		$ 660,217	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$ 660,217	3760
14.	Excess net capital (line 10 less 13)		$ 528,103	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22	$ 197,994	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item			Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$ 9,903,258	3790
17.	Add:					
	A. Drafts for immediate credit	21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		$	3810		
	C. Other unrecorded amounts (List)		$	3820	$	3830
18.	Total aggregate indebtedness				$ 9,903,258	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				% 833%	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Item		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$ NOT APPLICABLE	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23.	Net capital requirement (greater of line 21 or 22)		$	3760
24.	Excess capital (line 10 less 23)		$	3910
25.	Net capital in excess of the greater of:			
	A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RESRV PARTNERS, INC as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) — $2,500 capital category as per Rule 15c3-1 ... A LIMITED BUSINESS MUTUAL FUNDS ONLY	X	4550
B.	(k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C.	(k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm[30] 4335		4570
D.	(k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $[36] 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted *in the computation of* Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SEE NOTES TO FINANCIAL STATEMENTS

RESRV PARTNERS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET VAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING
UNAUDITED FORM X-17A-5 PART IIA FILING
December 31, 2006

Unaudited computation of Net Capital – December 31, 2006 Filing By Broker/Dealer	1,188,320
Audited Computation of Net Capital – December 31, 2006 Filing By Broker/Dealer	1,188,320

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Resrv Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Resrv Fund, Inc., for the year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Resrv Partners, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17A-3 (a) (ii) and or determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company n any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design an operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material witnesses under standards established by American Institute of Certified Public Accountants. A material witness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



New York, New York
February 21, 2007

